UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-19253
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Panera Bread Company 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants of the Panera Bread Company 401(k) Savings Plan and
The Board of Directors of Panera Bread Company
We have audited the accompanying statements of net assets available for benefits of the Panera Bread Company 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Panera Bread Company 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

Brown Smith Wallace, LLC

St. Louis, Missouri
June 26, 2009

Panera Bread Company 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value	$19,331,856	$19,396,176

Receivables:
Participant contributions	164,322	—
Employer contributions	41,252	—

Total receivables	205,574	—

Total assets	19,537,430	19,396,176

Liabilities
Excess contributions payable	345,593	254,387

Net assets available for benefits	$19,191,837	$19,141,789

The accompanying notes are an integral part of these financial statements.

Panera Bread Company 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(4,568,904)	$174,039
Interest income	48,443	40,555
Dividends	588,816	120,897

Total investment income (loss)	(3,931,645)	335,491

Contributions:
Participant	4,410,796	3,884,390
Employer	1,081,736	920,840
Rollover	421,420	713,752

Total contributions	5,913,952	5,518,982

Total additions	1,982,307	5,854,473

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,518,027	1,064,993
Excess contributions	345,593	249,114
Administrative expenses	68,639	43,046

Total deductions	1,932,259	1,357,153

Net increase	50,048	4,497,320

Net assets available for benefits:
Beginning of year	19,141,789	14,644,469

End of year	$19,191,837	$19,141,789

The accompanying notes are an integral part of these financial statements.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan

The following description of the Panera Bread Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established for the purpose of enabling eligible employees to save for retirement with the benefit of Panera Bread Company (the “Company” or “Plan Sponsor”) matching contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

As of October 15, 2008, Fidelity Management Trust Company (“Fidelity”) became the new recordkeeper and trustee for the Plan. Prior to this date, Principal Life Insurance Company (“Principal”) acted as the Plan’s recordkeeper and trustee. As a result of this change, the funds that participants may invest in were changed, as presented in Note 3.

Participation

The Plan covers substantially all employees of the Company except residents of Puerto Rico, leased employees and employees who are covered by a collective bargaining agreement. Employees who are age 21 or older may participate in the Plan as of the first day of the month following the completion of a twelve-month eligibility service period during which they complete 1,000 hours of service.

Contributions

Participation in the Plan by eligible employees is voluntary and participants may direct contributions into various investment options offered by the Plan. As of December 31, 2008, the Plan offered investment options that included twenty-four mutual funds.

Effective October 15, 2008, new contributions and transfers to the Panera Common Stock Fund are no longer permitted. Balances in the Panera Common Stock Fund as such date remain invested and can be sold, with the proceeds transferred at participant direction to another investment. Elimination of the Panera Common Stock Fund as an investment option is expected to occur in 2010.

Prior to October 15, 2008, participants could contribute up to 15% of their compensation to the Plan. As of October 15, 2008, the amount of compensation that participants may contribute to the Plan annually is subject to the lesser of 50% of eligible compensation or the maximum annual amount allowed by the Internal Revenue Code (the “Code”). Participants who are age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company provides matching contributions of 50% of participants’ contributions on their first 3% of compensation. Rollover contributions from another qualifying plan may also be made to the Plan.

Participant Accounts

All participant contributions are invested in the investment funds offered by the Plan at the participant’s direction. The Company’s matching contributions are directed to the same investment funds and in the same allocation percentages as the participant has selected for his or her participant contributions. Plan earnings are allocated based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Vesting
Participant contributions, plus earnings thereon, vest immediately. Vesting of Company contributions, plus earnings thereon, is based on years of service. Vesting service is defined as one year of service during which 1,000 hours of service are completed in a consecutive twelve-month period beginning with the participant’s employment commencement date. Participants vest in Company contributions as follows:

Years of Service	Percentage

Less than 2	0%
2	25%
3	50%
4	75%
5	100%
Participants should refer to the Plan agreement for a more complete description of the vesting requirements.
Forfeitures
At December 31, 2008 and 2007, forfeited nonvested accounts were $12,299 and $34,510, respectively. These amounts will be used to reduce future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2008 were $2,855 and $57,094, respectively. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2007 were $155 and $33,124, respectively.
Participant Loans
Participants may borrow from their vested fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior twelve-month period. The loans are secured by collateral of the balance in the participant’s account and bear interest at rates that are commensurate with prevailing market rates as determined quarterly by the Plan Administrator.
Payment of Benefits
For disability, retirement or termination of service due to death or other reasons, the participant or his or her beneficiaries may request a lump-sum distribution equal to the value of the vested interest in his or her account. A participant may elect to defer distribution to a future date if the distribution is $5,000 or more. The Plan Administrator will direct the Trustee that any amount exceeding $1,000 but less than $5,000 will be rolled into an IRA without the participant’s consent. If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute a lump sum distribution without the participant’s consent. This is more fully described in the Plan agreement.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are stated at fair value as determined by Fidelity’s investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Pooled separate accounts were valued at the net asset value of shares held by the Plan as of the date such assets were divested and the remaining assets transferred to Fidelity. The Panera Common Stock Fund is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year.
Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.
The accompanying Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, which represents the change in market value from the beginning to the end of the Plan year for investments retained in the Plan, and realized gains and losses, which represent the difference between historical cost and proceeds received for investments sold during the year.
Administrative Expenses
Certain administrative expenses, in excess of forfeitures, are paid by the Company.
Risks and Uncertainties
Investment securities are exposed to various risks, such as significant global events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Adoption of New Accounting Standard
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The related disclosures are included in Note 4.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
3.	Investments

The following table presents investments greater than 5% of net assets at December 31, 2008 and 2007:

	2008	2007

Fidelity Retirement Money Market Portfolio	$4,135,357	$—
ALLNX NFJ Dividend Value Administrative	1,874,529	—
Panera Common Stock Fund	1,870,707	1,283,698
Pimco Total Return Administrative	1,795,344	—
Fidelity Spartan US Equity Index Investor	1,740,884	—
American Funds Europacific Growth R4	1,557,102	2,044,532
Principal Money Market Separate Account	—	2,803,378
Principal Large Capital Stock Index Separate Account	—	2,352,844
T.Rowe Price Capital Appreciation Fund	—	2,000,912
Principal Bond and Mortgage Separate Account	—	1,831,890
Fidelity Advisor Mid Cap Fund Institutional	—	1,578,769
T.Rowe Price Equity Income Fund	—	1,462,449
Fidelity Advisor Equity Growth Institutional	—	1,015,642

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated (depreciated) in value by ($4,568,904) and $174,039, respectively, at both Fidelity and Principal, as follows:

Fidelity	2008	2007

Panera Common Stock Fund	$343,716	$—
Fidelity Government Income	9,718	—
Baron Small Cap	676	—
Fidelity Emerging Market Fund	119	—
Fidelity Retirement Money Market Portfolio	—	—
Fidelity Freedom Income	(19)	—
Riversource Mid Cap Value R4	(248)	—
Fidelity Freedom 2005	(358)	—
Fidelity Freedom 2000	(703)	—
Pimco Total Return Administrative	(1,189)	—
Fidelity Freedom 2050	(4,202)	—
Fidelity Spartan US Equity Index Investor	(10,762)	—
Fidelity Freedom 2010	(11,539)	—
Fidelity Freedom 2045	(12,096)	—
Fidelity Freedom 2015	(14,205)	—
Fidelity Freedom 2040	(21,645)	—
Fidelity Freedom 2020	(25,004)	—
Fidelity Freedom 2035	(27,390)	—
Morgan Stanley Inst Mid Cap Growth Plan	(31,488)	—
Fidelity Freedom 2030	(31,821)	—
American Funds Growth Fund of America R4	(35,525)	—
Fidelity Freedom 2025	(46,370)	—
Allianz NFJ Small Cap Value Administrative	(60,283)	—
American Funds Europacific R4	(84,025)	—
Allianz NFJ Dividend Value Administrative	(122,706)	—

	$(187,349)	$—

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Principal	2008	2007

Panera Common Stock Fund	$237,627	$(616,102)
Principal Money Market Separate Account	61,264	117,979
Principal Russell LifePoints Conservative Strategy Separate Account	(12,008)	1,382
Principal Russell LifePoints Moderate Strategy Separate Account	(32,119)	6,831
Principal Financial Group Stock Fund	(48,332)	12,890
Principal Russell LifePoints Equity Growth Strategy Separate Account	(109,243)	4,962
Principal Russell LifePoints Balanced Strategy Separate Account	(124,646)	7,115
Principal Russell LifePoints Growth Strategy Separate Account	(149,373)	7,235
American Century Small Cap Value Advisor Fund	(176,344)	(30,809)
American Century Value Advisor Fund	(190,809)	(52,566)
Principal Bond and Mortgage Separate Account	(200,283)	58,911
Fidelity Advisor Equity Growth Institutional	(415,948)	179,039
T. Rowe Price Capital Appreciation Fund	(450,058)	24,130
T. Rowe Price Equity Income Fund	(479,667)	6,420
Principal Large Capital Stock Index Separate Account	(744,048)	101,739
Fidelity Advisor Mid Cap Fund Institutional	(745,952)	112,027
American Funds Europacific Growth Fund	(801,616)	232,856

	$(4,381,555)	$174,039

4.	Fair Value Measurements
As described in Note 2, “Adoption of New Accounting Standard,” the Plan adopted SFAS No. 157, effective January 1, 2008. That framework provides a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:
•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities, other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3 includes observable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
The assets’ fair value measurements level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following is a description of the valuation measurements used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.
•	Common Stock: The Panera Common Stock Fund valued based on observable market quotations at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

•	Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

•	Participant Loans: Valued at amortized cost, which approximates fair value, and classified within level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Common Stock	$1,870,707	$1,870,707	$—	$—
Mutual Funds	16,824,698	16,824,698	—	—
Participant Loans	636,451	—	—	636,451

Total Assets at Fair Value	$19,331,856	$18,695,405	$—	$636,451

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Participant
Loans

Balance, beginning of year	$530,607
Realized gains/(losses)	—
Unrealized gains/(losses) relating to investments held at end of year	—
Purchases, sales, issuances, and settlements (net)	105,844

Balance, end of year	$636,451

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan agreement for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.

6.	Tax Status

Effective October 14, 2008, in connection with a change in recordkeeper and trustee to Fidelity, the Plan was modified to a Fidelity prototype plan. The Internal Revenue Service (“IRS”) ruled in a letter dated October 9, 2003 that the prototype plan, as then designed, qualifies under Section 401 of the Code and was, therefore, exempt from taxation. The Plan has been amended from the original prototype document. However, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. As soon as it is practical to do so, the Plan administrator intends to request a determination letter from the IRS indicating that the modified plan is qualified and tax-exempt under the appropriate sections of the Code.

7.	Transactions with Parties-in-Interest

During the years ended December 31, 2008 and 2007, the Plan held mutual funds, units of participation in various pooled separate accounts, and participants were also able to purchase shares of Company common stock as an investment option. Additionally, participants were able to take loans against their vested account balance. These various investments had a total fair value of $11,812,330 and $10,003,335 at December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007, transactions with these investments included aggregate purchases of $14,237,808 and $3,533,870, respectively, and aggregate sales of $16,746,314 and $1,753,832, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

Fees paid by the Plan for investment management and administrative services were $68,639 and $43,046 for the years ended December 31, 2008 and 2007, respectively.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
8.	Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the net assets available for benefits and excess contributions per the 2008 and 2007 financial statements to the related Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the accompanying financial statements	$19,191,837	$19,141,789
Contributions receivable	(205,574)	—
Excess contributions payable	345,593	254,387

Net assets available for benefits per the Form 5500	$19,331,856	$19,396,176

Year Ended
December 31, 2008

Change in net assets available for benefits per the accompanying financial statements	$50,048
Contributions receivable	(205,574)
Excess contributions payable	345,593
Prior year excess contributions payable	(254,387)

Change in net assets available for benefits per the Form 5500	$(64,320)

9.	Subsequent Event
On June 2, 2009, the Company acquired the remaining 49% interest of Paradise Bakery & Café, Inc. (“Paradise”). In connection with this transaction, and to facilitate the eventual transition of eligible participants from the Paradise Bakery & Café, Inc. 401(k) Plan (the “Paradise Plan”), the Plan was amended to include Paradise as a participating employer, to provide a special eligibility provision and entry date for Paradise Plan participants, and to provide credit for service with Paradise for eligibility and vesting purposes. Concurrent with this amendment, the board of directors of Paradise approved an amendment, effective June 2, 2009, to terminate the Paradise Plan and transition its eligible participants to the Plan when administratively feasible. The net asset value of the Paradise Plan, as of June 1, 2009, was approximately $1.5 million.

Panera Bread Company 401(k) Savings Plan
Supplemental Information
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

	Identity of issuer, borrower,	Description of investment including maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Current Value

*	Fidelity Investments	Retirement Money Market Portfolio	$4,135,357
	Allianz	NFJ Dividend Value Administrative	1,874,529
*	Panera Common Stock Fund	Panera Common Stock Fund	1,870,707
	Pimco	Total Return Administrative	1,795,344
*	Fidelity Investments	Spartan US Equity Index Investor	1,740,884
	American Funds	Europacific Growth R4	1,557,102
	Morgan Stanley	MSIF Mid Instrument Mid Cap Growth Plan	908,305
	American Funds	Growth Fund of America R4	804,796
*	Fidelity Investments	Fidelity Freedom 2025	707,883
*	Participant Loans	Participant Loans (various maturities with interest rates ranging from 6.00% to 10.25%)	636,451
	Allianz	NFJ Small Cap Value Administrative	561,567
*	Fidelity Investments	Fidelity Freedom 2030	455,121
*	Fidelity Investments	Fidelity Freedom 2035	436,746
*	Fidelity Investments	Fidelity Freedom 2020	405,544
*	Fidelity Investments	Fidelity Freedom 2040	332,871
*	Fidelity Investments	Fidelity Freedom 2015	287,305
*	Fidelity Investments	Fidelity Freedom 2045	254,926
*	Fidelity Investments	Fidelity Government Income	225,096
*	Fidelity Investments	Fidelity Freedom 2010	214,134
*	Fidelity Investments	Fidelity Freedom 2050	68,402
*	Fidelity Investments	Fidelity Freedom 2000	27,685
	Baron Funds	Baron Small Cap	13,544
*	Fidelity Investments	Fidelity Freedom 2005	7,482
*	Fidelity Investments	Fidelity Emerging Markets	4,763
	Riversource	Mid Cap Value R4	4,339
*	Fidelity Investments	Fidelity Freedom Income	975

			$19,331,856

*	Represents parties-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY 401(k) SAVINGS PLAN
By:	Panera Bread Company, Plan Administrator

By:	/s/ Jeffrey W. Kip
	Name:	Jeffrey W. Kip
	Title:	Senior Vice President,
Chief Financial Officer

Date: June 26, 2009

EXHIBIT INDEX

Exhibit No.	Title
23	Consent of Independent Registered Public Accounting Firm